EXHIBIT 99.1

Equinor to commence second tranche of the 2024 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will after the annual general meeting 14 May 2024 commence the second tranche of up to USD 1.6 billion of the share buy-back programme for 2024, as announced in relation with the first quarter results 25 April 2024.

Execution of share buy-back under this second tranche is subject to renewal of a board authorisation for share buy-back from the annual general meeting 14 May 2024 and agreement with the Norwegian State regarding share buy-back.

In this second tranche of the share buy-back programme for 2024, shares for up to USD 528 million will be purchased in the market, implying a total second tranche of up to USD 1.6 billion including shares to be redeemed from the Norwegian State. The tranche will end no later than 22 July 2024.

Equinor announced at the Capital Market Update in February 2024 a two-year share buy-back programme of total USD 10-12 billion for 2024-2025, with up to USD 6 billion for 2024, including shares to be redeemed from the Norwegian State. The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the second tranche in 2024, Equinor will be entering into a non-discretionary agreement with a third party who will execute repurchases of shares and make its trading decisions independently of the company.

Commencement of new share buy-back tranches after the second tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company’s dividend policy and will be subject to a new board authorisation for share buy-back from the company’s annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares purchased as part of the second tranche for 2024 will thus be cancelled through a capital reduction at the annual general meeting of the company in May 2025.

Further information about the share buy-back programme and the second tranche:

The second tranche of the share buy-back programme for 2024 is subject to an authorisation to the board of directors from the annual general meeting of the company 14 May 2024. According to the authorisation proposed by the board of directors, the maximum number of shares to be purchased in the market will be 92 million. The minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation proposed will be valid until the earliest of 30 June 2025 and the annual general meeting of the company in 2025.

It is a precondition for execution of the second tranche that Equinor and the Norwegian State have entered into an agreement regulating the State’s participation in the share buy-back: At the annual general meeting of the company in May 2025, the State will, as per proposal by the board of directors, vote for the cancellation of shares purchased in the market pursuant to the board authorisation, and the redemption and cancellation of a proportionate number of its shares in order to maintain its ownership share in the company at 67%. The price to be paid to the State for redemption of the State’s shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid.

In the second tranche in 2024, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation from February 2021.

The board of directors will propose to the annual general meeting to be held in May 2025, to cancel shares purchased in the market in this second tranche in 2024 and to redeem and cancel a proportionate number of the State’s shares per the agreement with the State. Based on renewal of this agreement, shares purchased under subsequent tranches of the share buy-back programme for 2024 and 2025 and a proportionate number of the State’s shares will follow a similar process at the annual general meetings of the company in 2025 and 2026, respectively.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584